UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER  000-49929

CUSIP NUMBER  596094102

NOTIFICATION OF LATE FILING

(Check One):

☐	Form 10-K
☐	Form 20-F
☐	Form 11-K
☑	Form 10-Q
☐	Form 10-D
☐	Form N-SAR
☐	Form N-CSR

For Period Ended: March 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:                                                      n/a

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a

PART I – REGISTRANT INFORMATION
ACCESS NATIONAL CORPORATION
Full Name of Registrant

n/a
Former Name if Applicable

1800 Robert Fulton Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Reston, Virginia 20191
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Access National Corporation (the “Corporation”) has determined that it is not able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (the “1Q2017 Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

The Corporation completed its acquisition of Middleburg Financial Corporation (“Middleburg”) effective April 1, 2017 (the “Acquisition”). On April 27, 2017, the Corporation furnished to the Securities and Exchange Commission (the “Commission”) as an exhibit to the Corporation’s Form 8-K the Corporation’s earnings release for the first quarter of 2017 (the “Earnings Release”). On May 10, 2017 the Corporation filed a Notification of Late Filing (the “Original Notification”) with the Commission pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the 1Q2017 Form 10-Q, in part due to difficulty formatting the requisite financial data in part due to the integration of Middleburg into the Corporation following the Acquisition.

Subsequent to the Original Notification, on May 12, 2017 the Corporation and its independent auditor, during its final review of the Corporation’s interim financial statements for the three months ended March 31, 2017, identified an issue related to the timing of investment banker fees related to the Acquisition that was not identified prior to the issuance of the Earnings Release or the filing of the Original Notification. These investment banker fees of approximately $1.5 million are pre-tax merger-related expenses that were reported in the Earnings Release as incurred during the three months ended March 31, 2017, which now will be reported by the Corporation as incurred during the three months ended June 30, 2017. As a result of this change, the Corporation expects to report in its 1Q2017 Form 10-Q merger-related expenses of $600 thousand and net income of $2.6 million, in each case for the three months ended March 31, 2017, compared to $2.1 million and 1.4 million, respectively, as previously reported in the Earnings Release for the same period.

These delays could not have been eliminated without unreasonable effort or expense. Following the Original Notification the Corporation did not file its 1Q2017 Form 10-Q within the time period permitted by Rule 12b-25 of the Exchange Act. The Corporation intends to file the 1Q2017 Form 10-Q on or before May 22, 2017.

The Corporation’s expectation regarding the timing of the filing of the 1Q2017 Form 10-Q, the description of the Corporation’s and its independent auditor’s ongoing review, and the description of anticipated changes from the results of operation from the corresponding period of the last fiscal year and to the results of operations as previously reported in the Earnings Release are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company or its independent auditor to complete the work necessary in order to file the 1Q2017 Form 10-Q in the time frame that is anticipated or unanticipated changes to the Company’s operating results as reported in the 1Q 2017 Form 10-Q as filed, including as compared to the operating results previously reported in the Earnings Release. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Margaret M. Taylor	(703)	871-1327
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
	Yes ☐	No ☑

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes ☐	No ☑

ACCESS NATIONAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2017	By:	/s/ Margaret M. Taylor
Margaret M. Taylor
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).